UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 17 April 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

276 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

17 April 2015

NOVOGEN AND FEINSTEIN INSTITUTE JOIN FORCES TO FIND EFFECTIVE TREATMENTS FOR BRAIN CANCER

•      TRXE-009 distinguished by ability to kill chemo-resistant adult and paediatric brain cancer cells

•      Studies to optimize delivery of TRXE-009 to brain cancer tissue

17 April 2015. Sydney AUSTRALIA: US-Australian drug discovery company, Novogen, today announced that it had signed a Memorandum of Understanding with the Feinstein Institute for Medical Research (‘Feinstein Institute’) of New York to collaborate with the objective of developing effective treatments for brain cancers.

The collaboration brings together the drug discovery expertise of Novogen and the preclinical and clinical expertise of the Feinstein Institute in neurosciences and oncology.

At the heart of the collaboration is the Company’s super-benzopyran (SBP) drug technology platform, distinguished by its ability to kill the full spectrum of cells within a tumor including both rapidly- and slowly-dividing cancer cells (tumor-initiating cells).

The three key areas of research will be:

1.     the development of lead SBP drug candidate, TRXE-009, as a treatment of both primary and secondary brain cancer in adults and children, including glioblastoma and medulloblastoma;

2.     the potential ability of the SBP technology (based on early evidence) to deliver an entirely novel approach to chemotherapy by converting cancer stem cells into stem cells displaying normal stem cell behaviour;

3.     the development of drug candidates as radio-sensitizers designed to augment the effectiveness of radiotherapy in treating brain cancers.

TRXE-009 (Trilexium) is a pan-acting (across all forms of cancer) anti-cancer cytotoxic molecule that is on track to enter the clinic in early-2016 for the treatment of solid and non-solid cancers. A particularly high activity against melanoma cells has been announced previously and malignant melanoma is expected to be a key clinical indication to be pursued. For this purpose, TRXE-009 will be delivered systemically in a way that the Company has confirmed in animal studies delivers the drug in a bio-available form in the bloodstream that delivers a potent anti-tumor effect on tumors growing outside of the brain. The task now remains to confirm that TRXE-009 can be delivered to brain cancer tissue in adequate amounts.

TRXE-009 has proven to be particularly effective in vitro against adult (glioblastoma) and paediatric (diffuse intrinsic pontine glioma; medulloblastoma) brain cancer cells, marking it as a unique and highly promising drug candidate for the treatment of these cancers. The collaboration announced today is focused specifically on these tumors and the need to optimize the delivery of TRXE-009 to cancerous tissue within the brain.

Novogen CEO Graham Kelly, PhD, said today, “We are confident that we have found the drug that can successfully treat cancers arising in the brain as well as cancers that spread to the brain from elsewhere. The ability of TRXE-009 to kill brain cancer stem-like cells gives us particular confidence that we can finally kill off the root cause of any cancer within the brain.”

“The proviso is that we can deliver it across the blood-brain barrier, and that is something that we will not know with any certainty until we bring TRXE-009 into the clinic. The collaboration with the Feinstein Institute is designed to maximize that likelihood. If we can do that, then we have a good chance of delivering breakthrough treatment options to adults and children with primary brain cancers and for patients with cancers such as melanoma that involve the brain and elsewhere,” added Kelly.

Using models developed in the laboratory by the Feinstein Institute, the ability of TRXE-009 to treat various forms of human brain cancer will be studied using a variety of new approaches, such as direct microinjection into the brain (convection enhanced delivery) and intravenous administration with a range of constructs known to facilitate the transport of drugs across the blood-brain barrier, some of which have been developed by Novogen chemists.

“This collaboration between the Feinstein Institute and Novogen is critical to supporting the discovery of new treatments for patients who suffer from life-threatening brain cancer,” said John A. Boockvar, MD, who co-directs the Feinstein Institute’s Brain Tumor Biotech Center with Marc Symons, PhD.

“Patients who suffer from brain cancer don’t have optimal therapies to turn to. By offering them new, improved treatments, we will give hope to patients who face a devastating disease.”

About Super-Benzopyrans and TRXE-009

Super-benzopyrans (SBPs) are small molecules based on an expanded benzopyran molecular structure. They display pleiotropic biological properties involving both pro-survival and pro-death functions based on particular structural properties. TRXE-009 has been selected for its cytotoxicity against cancer cells. The mechanism of action is not fully elucidated and multiple molecular targets are thought to be involved, including gene transcription factors. Inhibition of ion exchange mechanisms leading to loss of trans-membrane potential is a known target.

About The Feinstein Institute for Medical Research

Headquartered in Manhasset, NY, The Feinstein Institute for Medical Research is home to international scientific leaders in many areas including cancer, Parkinson’s disease, Alzheimer’s disease, psychiatric disorders, rheumatoid arthritis, lupus, sepsis, human genetics, pulmonary hypertension, leukemia, neuroimmunology, and medicinal chemistry. The Feinstein Institute, part of the North Shore-LIJ Health System, ranks in the top 6th percentile of all National Institutes of Health grants awarded to research centers. For more information, visit www.FeinsteinInstitute.org

About brain cancers

Cancers of the brain can be divided into those that originate within the brain (primary brain cancers) and those that originate outside of the brain (secondary or metastatic brain cancers); lung cancer and melanoma are common causes of secondary brain cancers. The most common type of primary brain cancer in adults is glioblastoma and in children is medulloblastoma. Treatment options involve surgery, radiotherapy and chemotherapy. Chemotherapy options are limited by two main factors: (1) the poor sensitivity of brain cancer cells to chemotherapy drugs; and (2) the difficulty of transporting drugs to the brain across the blood-brain barrier. Only 1 in 5 adults diagnosed with malignant brain cancer will survive for at least 5 years. In the US and Australia, survival rates have improved less than 2% over the past 30 years.

About Novogen Limited

Novogen is a public, Australian-US drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, but with particular activity against the cancer stem (tumor-initiating) cell.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubule drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises two SBP drug candidates (TRXE-002, TRXE-009) and one ATM drug candidate (Anisina).

Further information is available on our website www.novogen.com

For more information please contact:

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, TRXE-009, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to TRXE-009, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, TRXE-009, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to TRXE-009, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.